Sub-Adviser,"Loomis, Sayles & Company, L.P."
Fund Name,PFI Global Multi-Strategy Fund
Issuer,"Jefferies Group, Inc."
Date of Purchase,01/15/2013
Underwriter From Whom Purchased,Jefferies Group LLC
Affiliated/Principal Underwriter of Syndicate,
Natixis Securities North America
 Purchase Price ,$99.72
Aggregate % of Issue Purchased by the Firm,4.80%
" Commission, Spread or Profit ",0.45%
Fair & Reasonable Commission (Y/N) (1),Y